SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )

                                Technip-Coflexip
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                    Ordinary Shares, nominal value(euro)3.05
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    878546209
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 19, 2001*
 -------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d - 1(b)
[ ] Rule 13d - 1(c)
[X] Rule 13d - 1(d)


 * The date the shares were first registered under Section 12 of the Securities Exchange Act


         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

         The information required in the remainder of this cover page shall be deemed to be "filed' for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

--------------------
CUSIP No. 878546209                  13G
--------------------


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Gaz de France

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)|_|
                                                              (b)|_|
3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION

        France

                           5      SOLE VOTING POWER

                                  1,698,114
  NUMBER OF
   SHARES                  6      SHARED VOTING POWER
BENEFICIALLY
   OWNED BY                       0
   EACH
REPORTING                  7      SOLE DISPOSITIVE POWER
PERSON WITH
                                  1,698,114

                           8      SHARED DISPOSITIVE POWER

                                  0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,698,114

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*

        N/A

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.3%

12      TYPE OF REPORTING PERSON*

        CO

Item 1(a).        Name of Issuer:

                  Technip-Coflexip

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  170, Place Henri Regnault, La Defense 6, Paris La Defense, Cedex 92973, France

Item 2(a)         Name of Person Filing:

                  Gaz de France

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  23, rue Philibert Delorme, 75840 Paris, Cedex 17, France

Item 2(c)         Citizenship:

                  France

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares, nominal value(euro)3.05

Item 2(e)         CUSIP Number:

                  878546209

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not Applicable

Item 4.           Ownership

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

                  (a)  Amount beneficially owned: 1,698,114 shares
                  (b) Percent of class: 7.3% of the shares and 13.2% of the voting rights
                  (c)  Number of shares as to which the person has:
                       (i)    Sole power to vote or direct the vote:
                              1,698,114 shares (held directly)
                       (ii)   Shared power to vote or direct the vote:
                              0
                       (iii) Sole power to dispose or to direct the disposition of: 1,698,114
                       (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  Not Applicable


Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable


Item 9:           Notice of Dissolution of Group.

                  Not Applicable


Item 10.          Certifications

                  Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              June 19, 2003



                                              /s/ Philippe Jeunet
                                              ----------------------------------
                                              By:  Philippe Jeunet
                                              Title: Chief Financial Officer